UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            WESTMONT ACQUISITION CORP.
                      -------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                TO BE APPLIED FOR
                                   -----------
                                 (CUSIP NUMBER)

                                   WILLIAM TAY
                            C/O TBM INVESTMENTS, INC.
                         305 MADISON AVENUE, SUITE 1166
                               NEW YORK, NY 10165
                               EMAIL: WTAY@56K.NET
                             TEL/FAX: (917) 591-2648

                                MAILING ADDRESS:
                                  WILLIAM TAY
                                 P.O. BOX 42198
                             PHILADELPHIA, PA 19101
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 3, 2008
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William Tay

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

--------------------------------------------------------------------------------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

US

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| 7 | SOLE VOTING POWER

31,340,000 shares of common stock

--------------------------------------------------------------------------------

| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

31,340,000 shares of common stock

--------------------------------------------------------------------------------

| 10 |

SHARED DISPOSITIVE POWER

N/A

--------------------------------------------------------------------------------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,340,000 shares of common stock

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| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

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| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

--------------------------------------------------------------------------------

| 14 |

TYPE OF REPORTING PERSON *

IN

--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Westmont Acquisition Corp., a Delaware corporation. The principal executive office of the Company is located at c/o William Tay, TBM Investments, Inc., 305 Madison Avenue, Suite 1166, New York, New York 10165.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by William Tay.

Mr. Tay's business address is at c/o TBM Investments, Inc., 305 Madison Avenue, Suite 1166, New York, New York 10165. Mr. Tay is the President and Director of Westmont Acquisition Corp., a Director and Officer of TBM Investments, Inc., and is a private investor.

(d)-(e) During the last five years, Mr. Tay: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tay is a US citizen.

ITEM 3. Source of Amount of Funds or Other Compensation

On January 11, 2008, Westmont Acquisition Corp. issued Mr. Tay 31,340,000 restricted shares of its common stock in exchange for incorporation fees and annual resident agent fees in the State of Delaware, and developing our business concept and plan, valued at $3,134.

ITEM 4. Purpose of Transaction

Mr. Tay may cause Westmont Acquisition Corp. (the "Company") to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or Mr. Tay may seek to sell a controlling interest in the Company to a third party.

Except for the foregoing, Mr. Tay has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the

Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

Mr. Tay reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. Interest in Securities of the Issuer

(a) William Tay beneficially owns 31,340,000 shares of Common Stock, $.0001 par value, of Westmont Acquisition Corp. The shares of Common Stock beneficially owned by Mr. Tay constitute 100% of the total number of shares of common stock of Westmont Acquisition Corp. Applicable percentages are based upon 31,340,000 shares of common stock issued and outstanding as of the date of this filing.

(b) Mr. Tay has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Tay.

(c) Mr. Tay acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Tay.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None



                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 3, 2008


By: /s/ William Tay
-----------------------------
William Tay